Helena Lee Associate General Counsel Direct Line: (310) 772-6259 E-mail: helena.lee@aig.com

Via EDGAR and Electronic Mail

April 25, 2018

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Advisory Variable Annuity

Initial Registration Statements on Form N-4

File Numbers: 333-223017 and 811-03859

Dear Mr. Orlic:

Thank you for your verbal comments on April 23, 2018 regarding the initial Form N-4 Registration Statement referenced above. We have responded to your comments as follows:

Fee Table, page 6

1.	Comment - Please revise the first sentence in the paragraph following the footnotes to state affirmatively that, if an investor opts for a living benefit, a portion of the investor’s assets will be invested in the noted funds.

Response – We have revised footnote 6 to combine the first 2 paragraphs and amended the portion of the following sentence:

“Consistent with the investment requirement associated with the living benefit, a portion of your assets may be invested in the…”

Purchase Payment Restrictions, page 10

2.	Comment - Please prominently disclose the information contained in the first sentence of the first bullet point, as well as the consequences.

Response – The information contained in the first sentence of the first bullet point has been made more prominent in bold print and revised as follows:

“We will not accept subsequent Purchase Payments on or after the first contract anniversary if you have elected an optional living benefit feature. If you send a subsequent Purchase Payment after the first contract anniversary, the Purchase Payment will not be considered to be received by us and we will return the Purchase Payment. As a result, the Income Base of the living benefit may not be increased by adding Purchase Payments.”

Processing Withdrawal Requests, page 23

3.	Comment - Please clarify in the first paragraph that you will make payments within 7 days.

Response – We confirm that we will make payments within 7 days and have revised the first sentence of the first paragraph as follows:

“A request to access money from your contract, as outlined above, must be submitted in writing and in Good Order to the Annuity Service Center at the following address. Withdrawals are processed effective the date they are deemed in Good Order and payments are made within 7 days.”

Overview of Living Benefits, page 24

4.	Comment - Please disclose the following in the overview:
a)	The contingent nature of the optional riders’ guarantees, e.g., that the chance of outliving contract value and actually receiving lifetime payments from the Company, particularly in light of the investment restrictions, is minimal.
b)	The investment restrictions under the riders have been chosen to minimize the risk that the contract value will be reduced to zero before the covered person(s)’ death, thereby requiring the Company to make lifetime payments from its General Account.
c)	The guarantee to pay lifetime payments if an investor’s contract value goes to zero is subject to the Company’s financial strength and claims paying ability.
d)	Withdrawals taken while contract value is greater than zero are withdrawals of the contract owner’s own money.
e)	Other factors that may make the purchase of the optional riders unsuitable (e.g., the contract owner does not intend to take withdrawals prior to annuitization, intends to take withdrawals that exceed the Maximum Annual Withdrawal Amount).

Response – For comment a), we disclose the contingent nature of the optional riders’ guarantee in the second paragraph of the overview as follows:

“You may never need to rely on this protection as the benefit’s value is dependent on your contract’s performance, your withdrawal activity and your longevity.”

We have added the disclosures in the Overview section to incorporate your comments on b), c), d) and e) as follows:

“The investment requirements may reduce the need to rely on the guarantees provided by these living benefits because they allocate your investment across asset classes and potentially limit exposure to market volatility. Therefore, the investment restrictions reduce the Company’s risk that the Contract Value will be reduced to zero before the covered person(s)’ death. Withdrawals taken while Contract Value is greater than zero are withdrawals of the contract owner’s own money. Thus, these investment restrictions would reduce the likelihood that the Company would use its own assets to make payments in connection with the living benefit guarantee. Any amounts that we may pay under the feature in addition to your contract value are subject to the Company’s financial strength and claims-paying ability. Excess Withdrawals may significantly reduce the value of or terminate the living benefit; therefore, election of the living benefit may not be appropriate for a contract owner who intends to take withdrawals greater than the maximum annual withdrawal amount. Please consult your investment advisor regarding which Variable Portfolios are appropriate for the living benefit you elected.”

Polaris Income Plus Daily, page 28

5.	Comment - We note the last sentence on page 28. This language appears in many places throughout the prospectus. In accordance with plain English principles, please delete references to the reservation of rights that do not apply to purchasers of contracts sold pursuant to this registration statement.

Response - Though we would not modify the investment requirements applicable to an existing contract and believe that this sentence is helpful in notifying the broker-dealer and/or prospective purchaser that such provisions are subject to change up until the date of contract issue, per your comment, we have removed this last sentence on page 28.

We have also removed the following reservation of rights language on page 37 and page 41 of the prospectus respectively:

“We reserve the right to modify, suspend or terminate the optional living benefits at any time for prospectively issued contracts.”

“We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts and we will supplement the Prospectus prior to any change being effective.”

How do my investment requirements impact my feature and contract?, page 29

6.	Comment - Please disclose the reason for the investment requirements (that is, there will be less risk to the Company and greater chance the benefit will never need to be paid by the Company).

Response – We have revised the second paragraph under “How do my investment requirements impact my feature and contract?” as follows:

“The investment requirements may reduce the need to rely on the guarantees provided by these living benefits because they allocate your investment across asset classes and potentially limit exposure to market volatility. As a result, you may have better, or worse, investment returns by allocating your investments more aggressively. Therefore, the investment restrictions reduce the Company’s risk that the Contract Value will be reduced to zero before the Covered Person(s)’ death. Thus, these investment restrictions would reduce the likelihood that the Company would use its own assets to make payments in connection with the living benefit guarantee.”

What happens to the Secure Value Account and Automatic Asset Rebalancing…, page 37

7.	Comment - The first paragraph implies that, following the first 90 days after transfer to a money market portfolio, the contract owner can no longer move the funds out of the money market portfolio. Please revise the disclosure to clarify this point.

Response – We will add clarifying language that the contract owner can move funds at any time as follows:

“Amounts allocated to the Secure Value Account will be automatically transferred to a money market portfolio. From the day following the automated transfer from the Secure Value Account, you may transfer this amount to another available investment option under the contract for a period of 90 days and such transfer will not count against the annual number of free transfers or U.S. Mail transfers, or incur a transfer fee. You may move your funds out of the money market portfolio at any time.”

When Death Benefits Are Calculated, page 38

8.	Comment - Please clarify in the paragraph following the bullet points that, if the beneficiary doesn’t make any specifications, the funds will remain in the same investment options that the contract owner had elected before death.

Response – As contemplated by the no-action letter issued to Massachusetts Mutual Life Insurance Company in 1986 and by the 1993 Dear Registrant letter, the funds remain in the same investment options that the contract owner had elected before death until the death benefit for the owner is calculated in accordance with the terms of the contract. The contract provides that the owner’s death benefit will be calculated by the company once, upon receipt of due proof of death and in Good Order. Because determination of the amount of the owner’s death benefit involves a calculation comparing a shadow value (such as enhanced maximum anniversary value death benefit) with the contract value at the time specified in the contract, it is only possible to calculate the death benefit value at one point in time. Once the death benefit has been calculated, the contract goes into claims status; there is no longer a contract between the owner and the company and the claim is paid to the beneficiaries in the proportions elected by the contract owner and in accordance with the terms of the contract. We cannot bi-furcate a claims amount for multiple beneficiaries because the death benefit is no longer a contract, it is in claims status.

Just as with the calculation of insured’s death benefit on a life insurance policy, the calculation of the owner’s death benefit on an annuity contract occurs once.    If all the beneficiaries do not claim the death benefit proceeds at the same time, the remaining amount of the calculated death benefit is placed in the general account where it will accumulate interest. Deduction of separate account charges, which includes charges for the enhanced death benefit, is no longer made. If the death benefit is unclaimed by the remaining beneficiaries after the time period set forth in each state’s unclaimed property laws, then the unclaimed death benefits are escheated to the applicable state(s). In addition, due to IRS mandated settlement options, we cannot allow beneficiaries to keep claim amounts in separate account investment options as a way to delay taking the death benefit.

We respectfully ask that we leave the disclosure under “When Death Benefits are Calculated” as filed in the initial N-4 registration statement to allow us to have a continuing dialogue regarding the Staff’s comment.

Reduction or Elimination of Fees, Expenses and Additional Amounts Credited, page 43

9.	Comment - In the reservation of rights appearing in the second paragraph, please advise whether this applies only to prospectively issued contracts. If so, please eliminate this language in accordance with comment 15 above.

Response –Though the purpose of this sentence is to provide notice to any prospective purchaser of the contract or a broker-dealer that the fees and expenses may be modified, we will remove this sentence per your comment.

Annuity Income Options, page 44

10.	Comment - Please revise for clarity the last two paragraphs, which seem identical except for the word “not” appearing in the last paragraph. Please also revise the disclosure to state clearly that, if an investor dies before the first annuity payment, no payments will be made.

Response – You are correct. The identical paragraph was a typographical error and should have been removed. The identical paragraph has been deleted and the remaining language reads as follows:

“If you elect a lifetime based annuity income option without a guaranteed period, your annuity income payments depend on longevity only. That means that you may potentially not live long enough to receive an annuity income payment. If you die before the first annuity income payment, no annuity income payments will be made.”

Exhibits

11.	Comment - Please file a new legal opinion and auditors consent.

Response – We will file the Opinion of Counsel and Consent of Depositor and the auditor’s consent in the pre-effective amendment filing on or about April 27, 2018.

We will file the pre-effective amendment with all relevant exhibits and financial statements on or about April 27, 2018. We will include this response letter in the pre-effective amendment as well.

Thank you for your consideration. Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee